Exhibit 1.1

ICICI BANK LIMITED

[•] American Depositary Shares

Representing

[•] Equity Shares

par value Rs. 10 per share

UNDERWRITING AGREEMENT

December    , 2005

December    , 2005

Merrill Lynch International
Morgan Stanley & Co. International Limited
Nomura International (Hong Kong) Limited
      as Representatives of the several Underwriters

c/o Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Ladies and Gentlemen:

     ICICI Bank Limited (the “Company”), a public limited company incorporated under the laws of the Republic of India (“India”), proposes to issue and sell equity shares par value Rs. 10 per share of the Company in connection with an ADS Offering and an Indian Offering (each as hereinafter defined). Equity shares of the Company are herein referred to as “Equity Shares”. The “ADS Offering” consists of an offering and sale of American Depositary Shares, each representing two Equity Shares, in the United States, Canada, Japan and certain other selected jurisdictions in the world other than India. The “Indian Offering” consists of a concurrent public offering of Equity Shares in India, subject to the rules and regulations of Securities and Exchange Board of India (“SEBI”) and applicable Indian law and a private placement of Equity Shares in certain other selected jurisdictions in the world other than the United States and Japan.

     It is understood that:

1.	The Company and you are entering into this Agreement providing for the purchase by the Underwriters named in Schedule I hereto (the “Underwriters”) for whom you are acting as representatives (the “Representatives”), an aggregate of [•] American Depositary Shares (the “Firm ADSs”) and, at the election of the Underwriters, up to [•] additional American Depositary Shares (the “Optional ADSs”). The Firm ADSs and the Optional ADSs are herein collectively referred to as the “ADSs” and the Equity Shares represented thereby as the “Shares.”

2.	The Company and DSP Merrill Lynch Limited, JM Morgan Stanley Private Limited, ICICI Securities Limited and the other underwriters referred to therein (collectively, the “Indian Underwriters”) are concurrently entering into an underwriting agreement (the “Indian Underwriting Agreement”) providing for the underwriting by the Indian Underwriters of [•] Equity Shares and, at the election of the Indian Underwriters in consultation with the Company, up to [•] additional Equity Shares.

3.	The ADS Offering includes a public offering without listing of ADSs in Japan (the “Japanese POWL”). The Japanese POWL will be made pursuant to the Japanese Registration Statement and the Japanese Prospectus (as hereinafter defined).

4.	[The closing of the ADS Offering, including the Japanese POWL, is conditioned on the closing of the Indian Offering.]

     All references to “U.S. dollars”, “US$” or “$” are to United States dollars and all references to “Rs.” are to Indian rupees.

     In connection with the ADS Offering, the Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (No. 333-129753), including a prospectus, relating to the Shares, represented by the ADSs. The registration statement as amended at the time it becomes effective, including all exhibits thereto, the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act at the time it became effective, and including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A under the Act, is hereinafter referred to as the “Registration Statement”; the prospectus in the form first used to confirm sales of ADSs (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Act) is hereinafter referred to as the “Prospectus”. If the Company has filed an abbreviated registration statement to register additional shares of Equity Shares pursuant to Rule 462(b) under the Act (the “Rule 462 Registration Statement”), then any reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement.

     For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Act and “Time of Sale Prospectus” means the preliminary prospectus dated November 25, 2005 together with the free writing prospectuses, if any, each identified in Schedule II hereto. As used herein, the terms “Registration Statement”, “preliminary prospectus”, “Time of Sale Prospectus” and Prospectus shall include the documents, if any, incorporated by reference therein, and if applicable, any prospectus wrapper prepared in connection therewith. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Time of Sale Prospectus or any free writing prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference therein.

     In connection with the Indian Offering, the Company prepared an Indian red herring prospectus dated November 23, 2005 and certain amendments thereto filed with the Registrar of Companies in India (the “Indian Red Herring Prospectus”) and an Indian final prospectus [expected to be] dated and filed with the Registrar of Companies in India on December [•], 2005 (the “Indian Prospectus”). “Indian Offering Documents” shall mean, collectively, the Red Herring Prospectus and the Indian Prospectus, including, if applicable, any prospectus wrapper issued in connection therewith.

     In connection with the Japanese POWL, the Company has prepared and filed with the Director General of Kanto Local Finance Bureau of the Ministry of Finance of Japan (the “KLFB”) a securities registration statement dated November 22, 2005 with respect to the Japanese POWL and its exhibits, and amendments to such securities registration statement pursuant to the Securities and Exchange Law of Japan (the “SELJ”) and a further amendment to such securities registration statement in the form heretofore delivered to the Representatives and Nomura Securities Co., Ltd. (“Nomura Securities”) is proposed to be filed by the Company with the KLFB promptly after the execution of this Agreement (such securities registration statement, exhibits, and all such amendments, collectively, the “Japanese Securities Registration Statement”); the Company has prepared a preliminary prospectus, including its amendments, with respect to the Japanese POWL (the “Japanese Preliminary Prospectus”) and intends to prepare a further amendment to the Japanese Preliminary Prospectus which together with the Japanese Preliminary Prospectus will form a final Japanese prospectus (the “Japanese Prospectus”); both of the Japanese Securities Registration Statement and the Japanese Prospectus have been or will be prepared in the Japanese language in accordance with the SELJ, in principle, based on the information included or incorporated by reference in the Prospectus, with such omissions and additions as appropriate for the purpose of the Japanese POWL.

     The ADSs are to be issued pursuant to a deposit agreement, dated as of March 31, 2000, among the Company, Bankers Trust Company (predecessor to Deutsche Bank Trust Company Americas), as depositary (the “Depositary”), and registered holders and beneficial owners from time to time of the American Depositary Receipts (the “ADRs”) issued by the Depositary and evidencing the American Depositary Shares, and as amended by Letter Agreements on February 19, 2002, April 1, 2002 and March 8, 2005 (the “Deposit Agreement”). Pursuant to the Deposit Agreement, the Company has been appointed as the domestic custodian in India (the “Indian Domestic Custodian”) to hold Equity Shares on behalf of the Depositary. Each American Depositary Shares will initially represent the right to receive two Equity Shares deposited pursuant to the Deposit Agreement.

     SECTION 1.   Representations and Warranties.

     Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters that:

     (i) Compliance with Registration Requirements. The Company meets the requirements for use of Form F-3 under the Act and has prepared and filed with the Commission a registration statement on Form F-3 (No. 333-129753) in respect of the Shares, represented by the ADss, which has been declared effective by the Commission; no stop order suspending the effectiveness of the Registration Statement has been issued, and no proceedings for such purpose has been initiated or threatened by the Commission.

     (ii) No Stop Order. No order preventing or suspending the use of any preliminary prospectus has been issued by the Commission, and each preliminary prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder.

     (iii) Incorporated Documents. The documents incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus, when they became effective or at the respective times they were or hereafter are filed with the Commission, in each case, conformed and will conform in all material respects to the requirements of the Act and the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained or will contain an untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein.

     (iv) Conformity to the Requirements of the Act; No Untrue Statements or Omissions. (A) The Registration Statement and the Prospectus, as amended or supplemented, if applicable, conform and will conform in all material respects to the requirements of the Act and the applicable rules and regulations of the Commission thereunder and (B) the Registration Statement, when it became effective, and the Prospectus and any further amendments or supplements to the Registration Statement or the Prospectus, as of the applicable filing date, did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein.

     (v) ADS Registration Statement. Registration statements on Form F-6 (Nos. 333-11504 and 333-123236) in respect of the ADSs have been filed with the Commission; such registration statements in the forms heretofore delivered to the Representatives have been declared effective by the Commission in such forms; no other document with respect to such registration statements has heretofore been filed with the Commission; no stop order suspending the effectiveness of such registration statements has been issued and no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of such registration statements, including all exhibits thereto, each as amended at the time such part of the registration statements became effective, being hereinafter collectively called the “ADS Registration Statement”); and the ADS Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (vi) Status as Not Ineligible Issuer. The Company is not an “illegal issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Act has been, or will be, filed with the Commission in accordance with the requirements of the Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Act or that was prepared by or behalf of or used by the Company complies or will comply in all material respects with the requirements of the Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II hereto, and electronic road shows, if any, furnished to you before first use, the Company has not prepared, used or referred to, and will not prepare, use or refer to, any free writing prospectus to which you reasonably object.

     (vii) Disclosure at Time of Sale. The Time of Sale Prospectus conforms in all material respects to the requirements of the Act and the applicable rules and regulations of the Commission thereunder, and does not, and at the time of each sale of the ADSs in connection with the ADS Offering and at each Time of Delivery (as defined in Section 4(a) below), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements in or omissions from the Time of Sale Prospectus made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein. Each free writing prospectus identified in Schedule II hereto, as of its issue date and at all subsequent times through the completion of the ADS Offering did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, any preliminary prospectus or Prospectus.

     (viii) No Distribution of Other Offering Material. Neither the Company nor any of its subsidiaries or affiliates has distributed, nor will it distribute prior to the later of the Second Time of Delivery (as defined below) and the completion of the Underwriters’ distribution of the ADSs, (A) any offering material in connection with the ADS Offering, (x) in the United States and certain selected jurisdictions other than India and Japan, other than a preliminary prospectus, the Prospectus, the Registration Statement, the ADS Registration Statement and free writing prospectuses identified in Schedule II hereto and (y) in Japan other than the Japanese Prospectus and the Japanese Securities Registration Statement, and (B) any offering material in connection with the Indian Offering in the United States.

     (ix) No Material Adverse Change. There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business, management, operations or prospects of the Company and its Significant Subsidiaries (each of which is listed in Schedule III hereto and individually referred to as a “Significant Subsidiary”) taken as a whole from that set forth in the Time of Sale Prospectus.

     (x) Due Organization and Good Standing. The Company has been duly incorporated and is validly existing as a public limited company under the laws of India and has the corporate power and authority to own or lease its properties and to conduct its business as described in each of the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement; each Significant Subsidiary of the Company has been duly incorporated and is validly existing as a company in good standing under the laws of its jurisdiction of incorporation, each with corporate power and authority to own or lease its properties and conduct its respective business as described in each of the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement; and each is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified or be in good standing would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on the condition, financial or otherwise, or in the earnings, business, management, operations or prospects of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”).

     (xi) Real Properties, Encumbrances and Leases. Each of the Company and its Significant Subsidiaries has good and marketable title to all real property and good and marketable title to all personal property owned by it, free and clear of all liens, encumbrances and defects except such as are described in each of the Time of Sale Prospectus and the Japanese Securities Registration Statement or such as would not have a Material Adverse Effect; and any real property and buildings held under lease by the Company and its Significant Subsidiaries are held by it under valid, subsisting and enforceable leases, with such exceptions as are not material to its business or do not materially interfere with the use made of such property and buildings by the Company, except as described in each of the Time of Sale Prospectus and the Japanese Securities Registration Statement.

     (xii) Capitalization. The Company has an authorized capitalization as set forth in each of the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement; and all of the issued shares of capital stock of the Company (including the Shares) have been duly and validly authorized and issued, and were not issued in violation of any preemptive or similar rights of any person or entity against the Company; all of the Shares when delivered in accordance with the terms of this Agreement, will be fully paid; all of the issued and outstanding Equity Shares (including the Shares) conform to the description of the Equity Shares contained in each of the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement; all of the issued and outstanding Equity Shares (including the Shares) have been duly listed and admitted for trading on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited (the “Indian Exchanges”), except for the Equity Shares issued on a partly paid basis in the Indian Offering; the holders of outstanding shares of capital stock of the Company are not entitled to preemptive rights, including, but not limited to, any such rights under Section 81 of the Indian Companies Act, 1956 (the “Indian Companies Act”) or other rights to acquire the Shares or the ADSs in connection with the transactions contemplated hereby or otherwise; except as described in each of the Time of Sale Prospectus and the Japanese Securities Registration Statement, there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company or any of its Significant Subsidiaries, or obligations of the Company to issue Equity Shares or any other class of capital stock of the Company, in connection with completion of the transactions contemplated hereby; the Shares may be freely deposited by or on behalf of the Company with the Indian Domestic Custodian which shall form the underlying shares for the ADRs to be issued; any restrictions on the future deposit of Equity Shares are fully and accurately disclosed in each of the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement; and there are no restrictions on subsequent transfers of the ADSs under the laws of India and of the United States except as described in each of the Time of Sale Prospectus and the Japanese Securities Registration Statement.

     (xiii) No Agreement to File a Registration Statement. No shareholder of the Company or of any of the Significant Subsidiaries or any other person has any registration or other similar rights to have any of the Company’s securities registered for sale under the Registration Statement or the ADS Registration Statement or included in the ADS Offering.

     (xiv) Authorization of the Deposit Agreement. The Deposit Agreement has been duly authorized, executed and delivered by the Company, and, assuming due authorization, execution and delivery thereof by the Depositary, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms except as the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfer), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights and except as enforcement thereof is subject to general equity principles (regardless of whether enforcement is considered in a proceeding in equity or at law); upon issuance by the Depositary of ADRs evidencing the ADSs against the deposit of the Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement; the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained, or incorporated by reference, in each of the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement.

     (xv) Authorization of this Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

     (xvi) Necessary Authorizations for Transactions. No action, consent, authorization, approval, order, certificate, license or permit of, clearance by, or filing, registration or qualification with any court or administrative, governmental or regulatory agency or body or stock exchange authority having jurisdiction over the Company is required for the performance of its obligations under this Agreement and the Deposit Agreement, or the transactions contemplated hereby and thereby, other than such (A) as have been obtained or made prior to the date of this Agreement and are in full force and effect or (B) as may be required by the securities or Blue Sky laws of the various U.S. states in connection with the offer and sale of the ADSs. All such authorizations (including authorizations by and on behalf of the Company) necessary for performance by the Company of its obligations under this Agreement, the Deposit Agreement, or the transactions contemplated hereby and thereby, have been obtained and are in full force and effect.

     (xvii) No Restrictions or Withholding Taxes on Dividends. There are no restrictions under Indian law nor any approvals currently required in India (including any foreign exchange or foreign currency approvals) in order for the Company to pay dividends or other distributions declared by the Company to holders of Equity Shares, or ADSs, including the Depositary, or for the conversion by the Depositary of any dividends paid in Indian rupees to U.S. dollars or the repatriation thereof out of India, except as set forth in each of the Time of Sale Prospectus and the Japanese Securities Registration Statement. No such dividends and other distributions, including such dividends to persons not resident in India, are currently subject to withholding or other taxes, levies or charges under the laws and regulations of the Republic of India, except as set forth in each of the Time of Sale Prospectus and the Japanese Securities Registration Statement.

     (xviii) No Defaults or Legal Conflicts. The sales of the ADSs contemplated herein and the deposit of the Shares with the Indian Domestic Custodian on behalf of the Depositary against issuance of the ADRs evidencing the ADSs and the compliance by the Company with all of the provisions of this Agreement and the Deposit Agreement, and the consummation of the transactions herein and therein contemplated do not and will not (A) result in any violation of the Company’s or any of its Significant Subsidiaries’ certificate of incorporation, memorandum of association and articles of association or other organizational document (collectively, the “Charter Documents”) or (B) contravene or result in a default under (1) any provision of applicable law or regulation (including, without limitation, any applicable Indian law limiting foreign ownership of the Company), (2) any agreement binding upon the Company or any Significant Subsidiary or (3) any judgment, order or decree of any local or other court or public, governmental or regulatory agency or body or stock exchange authority having jurisdiction over the Company, or any of its Significant Subsidiaries, or any of their assets, except for such violations or contraventions under (B)(2) or (3) that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

     (xix) No Violation of Existing Agreements or Laws. None of the Company or any of its Significant Subsidiaries is (A) in violation of its respective Charter Documents, (B) in default (or, with the giving of notice or lapse of time, would be in default) under any indenture, mortgage, loan or credit agreement, note, contract, franchise, lease or other instrument to which it is a party or by which it may be bound, or to which any of its property or assets is or may be subject (collectively, “Agreements”) or (C) in violation or default of any provision of applicable law or regulation (including, without limitation, any applicable law or regulation regarding money laundering or banking practices, any law or regulation promulgated by the United States Treasury Office of Foreign Assets Control, all applicable provisions of the Sarbanes-Oxley Act of 2002 or any Indian law limiting foreign ownership of the Company), or any judgment, order or decree of any court or governmental, administrative or regulatory agency or body or stock exchange authority having jurisdiction over it or any of its assets, as applicable, except where such violation or default under (B) or (C) would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

     (xx) Stamp Duty and Other Transaction Taxes. Other than as set forth in each of the Time of Sale Prospectus and the Japanese Securities Registration Statement, no transaction tax, issue tax, stamp duty or other issuance or transfer tax or duty or withholding tax is or will be payable by or on behalf of the Underwriters, or otherwise imposed on any payments made to the Underwriters, to the Government of India or any political subdivision or taxing authority thereof or therein in connection with (A) the deposit of the Shares by the Company with the Indian Domestic Custodian on behalf of the Depositary against the issuance of ADRs evidencing ADSs, (B) the sale and delivery on behalf of the Company of the ADSs to or for the respective accounts of the Underwriters as set forth in each of the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement and pursuant to the terms of this Agreement, (C) the sale and delivery outside of India by the Underwriters of the ADSs to the purchasers thereof in the manner contemplated pursuant to the terms of this Agreement or (D) any other transaction or payment contemplated by this Agreement or the Deposit Agreement; provided that no representation is made hereby with respect to any commission received or other payment made to the Underwriters pursuant to Section 2 of this Agreement.

     (xxi) No Stabilization Action. Except as disclosed in the Indian Offering Documents, neither the Company nor any of its Significant Subsidiaries or affiliates has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares and ADSs.

     (xxii) Statements in Prospectus. The statements set forth or incorporated by reference in each of the Time of Sale Prospectus and the Prospectus under the captions “Description of Equity Shares” and “Description of the American Depositary Shares” and the corresponding descriptions contained in the Japanese Securities Registration Statement, insofar as they purport to constitute a summary of the terms of the Equity Shares and the ADSs, respectively, and under the captions “Enforceability of Certain Civil Liabilities”, “Restriction on Foreign Ownership of Indian Securities”, “Government of India and Reserve Bank of India Approvals” and “Taxation” and the corresponding descriptions contained in the Japanese Securities Registration Statement (if any), and the statements set forth in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2005 under the caption “Restriction on Foreign Ownership of Indian Securities”, which is incorporated by reference in each of the Time of Sale Prospectus and the Prospectus and the corresponding descriptions contained in the Japanese Securities Registration Statement, as the case may be, fairly summarize, in all material respects, the matters referred to therein.

     (xxiii) No Pending Legal Proceedings. There are no legal or governmental proceedings pending or, to the best knowledge of the Company, threatened, to which the Company or any of its Significant Subsidiaries is a party or to which any of the properties of the Company or any of its Significant Subsidiaries is subject that are required to be described in the Time of Sale Prospectus, the Prospectus or the Japanese Securities Registration Statement and are not so described.

     (xxiv) Investment Company Act. The Company is not, and after giving effect to the ADS Offering and the Indian Offering, will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

     (xxv) Necessary Authorizations to Conduct Businesses. Except as set forth in each of the Time of Sale Prospectus and the Japanese Securities Registration Statement, each of the Company and its Significant Subsidiaries has obtained all necessary certificates, authorizations, licences, concessions, approvals, orders or permits (collectively, “Governmental Licenses”) issued by, and has made all declarations and filings with, all local and other governmental authorities, all self-regulatory organizations, all courts and other tribunals and all appropriate regulatory agencies or bodies, or governmental agencies, necessary (A) to own, lease or license, as the case may be, and to operate and use its properties and assets, (B) to conduct the businesses now conducted by it in the manner described in each of the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement and (C) to own all of its equity interests in a person or entity, amounting to 5% or more, except where the failure so to possess, declare or file would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; and neither the Company nor any of its Significant Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, reasonably be expected to result in a Material Adverse Effect.

     (xxvi) Independent Registered Public Accountants. KPMG, who have certified the United States generally accepted accounting principles (“U.S. GAAP”) consolidated financial statements, are registered with the Public Company Accounting Oversight Board (“PCAOB”) and are independent public or certified public accountants as required by the Act and the applicable published rules and regulations of the Commission thereunder.

     (xxvii) U.S. GAAP Financial Statements. The U.S. GAAP audited consolidated financial statements and the interim unaudited consolidated financial statements of the Company included and/or incorporated by reference in the Registration Statement, the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement, together with the related schedules and notes, present fairly, in all material respects, the financial positions of the Company and its consolidated subsidiaries as of the dates indicated and the statement of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; the said financial statements have been prepared in conformity with U.S. GAAP applied on a consistent basis throughout the periods involved. The supporting schedules, if any, included and/or incorporated by reference in the Registration Statement, the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement present fairly in accordance with U.S. GAAP the information required to be stated therein. The U.S. GAAP selected financial and operating data included and/or incorporated by reference in the Registration Statement, the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement present fairly the information shown therein and have been compiled on a basis consistent with that of the U.S. GAAP audited financial statements included and/or incorporated by reference in the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement.

     (xxviii) Intellectual Property Rights. The Company and its Significant Subsidiaries own, or duly applied for the issuance of, all the patents, trademarks, trade names, if any, and copyrights (or licenses such rights pursuant to valid and subsisting licenses) necessary for the conduct of their business as described in each of the Time of Sale Prospectus, the Prospectus and the Japanese Securities Registration Statement, except where the failure to own or license the same would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect and to the best knowledge of the Company and its Significant Subsidiaries there is no infringement by any other person of any such patents, trademarks, trade names, if any, or copyrights owned or licensed by the Company or a Significant Subsidiary the result of which infringement could result in a Material Adverse Effect.

     (xxix) Enforcement of Rights in India by Holders of ADSs. Under the laws of India, each registered holder or beneficial owner of ADSs shall be entitled, subject to the Deposit Agreement, to seek enforcement of its rights through the Depositary or its nominee registered as representative of the holders of the ADSs in a direct suit, action or proceeding against the Company. It is not necessary in order to enable any owner of ADSs to enforce any of its rights that such owner of ADSs be licensed, qualified or entitled to do business in India.

     (xxx) Insurance. Each of the Company and its Significant Subsidiaries maintains insurance of the type and in the amounts which the Company believes to be reasonable and customary for its business. All such insurance is in full force and effect, except in such cases as the failure to carry or be covered by insurance would not reasonably be expected to result in a Material Adverse Effect. The Company has no reason to believe that it or any of its Significant Subsidiaries will not be able to (A) renew its existing insurance coverage as and when such coverage expires or (B) obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.

     (xxxi) No Filing, Stamp Duty or Filing Fees. To ensure the legality, validity, enforceability or admissibility into evidence in a legal or administrative proceeding in India of each of this Agreement or the Deposit Agreement, it is not necessary that this Agreement or the Deposit Agreement be filed or recorded with any court or other authority in India or that any registration tax, stamp duty or similar tax be paid in India on or in respect of any of this Agreement, the Deposit Agreement or any other document to be furnished hereunder or thereunder, other than court costs, including (without limitation) filing fees and deposits to guarantee judgment required by a Indian court of law and except that this Agreement and the Deposit Agreement will only be admissible in evidence in India for purposes of enforcement if they are duly stamped in accordance with the Bombay Stamp Act, 1958.

     (xxxii) Taxes. The Company and each of its Significant Subsidiaries has prepared and timely filed all tax returns, reports and other related information which are required to be filed by or with respect to it or has properly requested extensions thereof. Except as described in the Time of Sale Prospectus, all taxes, assessments, fees and other governmental charges due on such returns or pursuant to any assessment received by the Company and each of its Significant Subsidiaries or which are imposed upon it or on any of its properties or assets or in respect of any of its business, income or profits have been fully paid when due, other than taxes or charges that are being contested in good faith by appropriate proceedings. Except as described in the Time of Sale Prospectus, the Company has made adequate charges, accruals and reserves in respect of all such tax liabilities.

     (xxxiii) Transactions with Affiliates. All material transactions between the Company and its related parties are fully and fairly described in all material respects in the Company’s report on Form 20-F filed with the Commission on September 30, 2005 and the Japanese Securities Registration Statement, such information being incorporated in each of the Time of Sale Prospectus and the Prospectus, and each such transaction is on terms no less favorable to the Company as could be obtained with an unaffiliated third party.

     (xxxiv) Internal Accounting Controls. The Company and each of its Significant Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and the Company and each of its Significant Subsidiaries keeps books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity.

     (xxxv) Financial Condition and Critical Accounting Policies. The section entitled “Operating and Financial Review and Prospects” in each of the Time of Sale Prospectus and the Prospectus and the corresponding descriptions in the Japanese Securities Registration Statement complies, in all material respects, with the relevant securities laws and the Commission’s rules and interpretations governing the disclosure of the Company’s financial condition and results of operations and critical accounting policies.

     (xxxvi) Valid Choice of Law, Submission to Jurisdiction and Appointment of Process Agent. The choice of the laws of the State of New York as the governing law of this Agreement and the Deposit Agreement is a valid choice of law under the laws of India and courts of India should honor this choice of law. The Company has the power to submit, and pursuant to this Agreement and the Deposit Agreement has validly and irrevocably submitted to the personal jurisdiction of the United States District Court for the Southern District of New York and the Supreme Court of New York, New York County (including, in each case, any appellate courts therefrom) in any suit, action or proceeding against it arising out of or related to this Agreement or the Deposit Agreement or with respect to its obligations, liabilities or any other matter arising out of or in connection with the sale of the ADSs to the Underwriters and has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and the Company has the power to designate, appoint and empower, and pursuant to this Agreement and the Deposit Agreement, has validly appointed the Authorized Agent named in Section 15 of this Agreement, and the process agent named in the Deposit Agreement for the purposes described therein, and service of process effected in the manner set forth in Section 15 of this Agreement and the Deposit Agreement will be effective to confer valid personal jurisdiction over the Company.

     (xxxvii) Absence of Labor Dispute. To the best knowledge of the Company, no labor dispute with the employees of the Company or any Significant Subsidiary exists or is imminent.

     (xxxviii)No Immunity Under Indian Law. The Company is subject to civil and commercial law and to suit in India with respect to is obligations under this Agreement, the Deposit Agreement, and the ADRs; the execution and delivery by the Company and the performance by the Company of its obligations thereunder constitute private and commercial acts rather than governmental or public acts and neither the Company nor any of its properties, assets or revenues has any right of immunity under Indian law from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Indian court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement, the Deposit Agreement and the ADRs, and, to the extent that the Company or any of the Company’s properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company has waived or has agreed to waive such right to the extent permitted by law.

     (xxxix) Japanese Securities Registration Statement. The Company has filed with the KLFB the Japanese Securities Registration Statement; the registration made under the Japanese Securities Registration Statement will become effective no later than December 8, 2005; and the Japanese Securities Registration Statement, on the date hereof and the date of the First Time of Delivery (as defined in Section 4 below) (i) conforms and will conform in all material respects to the requirements of SELJ and the cabinet orders and ministerial ordinances and other rules and regulations thereunder (including the SELJ, the “Japanese Rules and Regulations”), and (ii) does not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. No order preventing or suspending the effectiveness of, or, requiring the amendment to, the Japanese Securities Registration Statement, nor notice of a hearing from which such order may result, has been issued by the KLFB (or other Japanese securities authority).

     (xl) Japanese Preliminary Prospectus and Japanese Prospectus. The Japanese Preliminary Prospectus at the time of issue thereof conformed, and the Japanese Prospectus at the time of issue thereof and as of the First Time of Delivery will conform, in all material respects to the requirements of the Japanese Rules and Regulations, and the Japanese Preliminary Prospectus at the time of issue thereof did not, and the Japanese Prospectus at the time of issue thereof and as of the First Time of Delivery will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     (xli) No Consents, Approvals, Etc. Required in Japan. Other than the requirement to file the Japanese Securities Registration Statement with the KLFB and it becoming effective, no consent, approval, authorization, order of, or clearance by, or registration or filing with any governmental agency or body or any court, any stock exchange authorities in Japan is required for the consummation of the transactions contemplated by the Deposit Agreement, this Agreement, the Japanese Securities Registration Statement, the Japanese Prospectus, the deposit of the Shares with the Indian Domestic Custodian acting on behalf of the Depositary by the Company pursuant to the Deposit Agreement, or the issuance and sale of ADRs evidencing the ADSs representing the Shares at the First Time of Delivery or the execution and delivery of the Deposit Agreement or this Agreement, except such consents, approvals, authorizations orders, clearances, registrations or filings, as have been obtained or made and are in full force and effect under the Japanese Rules and Regulations, provided that the Company may be required to file a post-transaction report with the Minister of Finance of Japan pursuant to the Foreign Exchange and Foreign Trade Law of Japan.

     SECTION 2.   Sale and Delivery to Underwriters.

     (a) Firm ADSs. Subject to the terms and conditions herein set forth and set forth in Section 7 of this Agreement, (i) the Company agrees to sell to each of the Underwriters the number of Firm ADSs and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price per ADS of US$[•] the number of Firm ADSs set forth opposite the name of such Underwriter in Schedule I hereto and (ii) in the event and to the extent that the Underwriters shall exercise the election to purchase Optional ADSs as provided below, the Company agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company at the purchase price per ADS set forth in this subsection (a), that portion of the number of Optional ADSs as to which such election shall have been exercised (to be adjusted by the Representatives so as to eliminate fractional shares) determined by multiplying such number of Optional ADSs by a fraction, the numerator of which is the maximum number of Optional ADSs which such Underwriter is entitled to purchase as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the maximum number of Optional ADSs that all of the Underwriters are entitled to purchase hereunder.

     (b) Optional ADSs. The Company hereby grants to the Underwriters the right to purchase at their election up to [•] Optional ADSs at the purchase price per ADS set forth in subsection (a) above. Any such election to purchase Optional ADSs shall be made in proportion to the maximum number of Optional ADSs to be sold by the Company. Any such election to purchase Optional ADSs may be exercised only once and by written notice from the Representatives to the Company, given within a period of 30 calendar days after the date of this Agreement and setting forth the aggregate number of Optional ADSs to be purchased and the date on which such Optional ADSs are to be delivered, as determined by the Representatives but in no event earlier than the First Time of Delivery or, unless the Representatives, the Company otherwise agree in writing, earlier than two or later than ten business days after the date of such notice.

     SECTION 3.   Terms of the Offering. Upon the authorization by the Representatives of the release of the Firm ADSs, the several Underwriters propose to offer the Firm ADSs for sale upon the terms and conditions set forth in the Prospectus; and subsequently [I] Firm ADSs underwritten by Nomura International (Hong Kong) Limited will be offered by Nomura Securities in Japan, acting as the sole book runner for the Japanese POWL and its certain selling members, if any.

     SECTION 4.   Payment and Closing.

     (a) Payment and Closing. ADRs evidencing the ADSs to be purchased by each Underwriter hereunder, in definitive form, and in such authorized denominations and registered in such names as the Representatives or their United States selling agents may request upon at least forty-eight hours’ notice to the Company prior to each Time of Delivery (the “Notification Time”), shall be delivered on each Time of Delivery by or on behalf of the Company to the Representatives or their United States selling agents, through the facilities of the Depositary or The Depository Trust Company (“DTC”), for the account of each such Underwriter. Against such delivery of ADRs evidencing the ADSs for the account of each such Underwriter by or on behalf of the Company, each such Underwriter shall pay the purchase price therefor (net of expenses as set forth in Section 6 hereof) by wire transfer to the account designated by the Company payable to the order of the Company in Federal (same day) funds. The Company will cause the certificates representing ADRs evidencing the ADSs to be made available by the Depositary or the Company, as applicable, for checking at least twenty-four hours prior to the Time of Delivery with respect thereto at the office of the Depositary or DTC, as applicable, or its designated custodian (the “Designated Office”).

     The time and date of such delivery and payment shall be, with respect to the Firm ADSs, 9:00 a.m., New York time, on December [•], 2005 or such other time and date as the Representatives and the Company may agree upon in writing, and, with respect to the Optional ADSs, 9:00 a.m. New York time, on the date specified by the Representatives in the written notice given by the Representatives of the Underwriters’ election to purchase such Optional ADSs, or such other time and date as the Representatives and the Company may agree upon in writing. Such time and date for delivery of the Firm ADSs is herein called the “First Time of Delivery”, such time and date for delivery of the Optional ADSs, if not the First Time of Delivery, is herein called the “Second Time of Delivery”, and each such time and date for delivery is herein called a “Time of Delivery”.

     (b) Delivery of Closing Documents. The documents to be delivered at each Time of Delivery by or on behalf of the parties hereto pursuant to Section 7 hereof, including the cross-receipt for the ADSs and any additional documents requested by the Underwriters pursuant to Section 7(m) hereof will be delivered at the offices of Latham & Watkins LLP, 80 Raffles Place, #14-20 UOB Plaza 2, Singapore 048624 (the “Closing Location”), and the ADSs will be delivered as specified in subsection (a) above, all at such Time of Delivery. A meeting will be held at the Closing Location at 4:00 p.m., Singapore time on the Business Day next preceding such Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4, “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, India, London or Japan are generally authorized or obligated by law or executive order to close.

     SECTION 5.   Covenants.

     (a) Covenants of the Company. The Company agrees with each of the Underwriters as follows:

     (i) Filing of Prospectus; Notification and Filing of Amendments. To prepare the Prospectus in a form approved by the Representatives and to file such Prospectus in the manner and within the applicable period specified in Rule 424(b) (without reliance on Rule 424(b)(8)) under the Act, or, if applicable, such earlier time as may be required by Rule 430A(a)(3) under the Act; to make no further amendment or any supplement to the Registration Statement, the Time of Sale Prospectus or the Prospectus prior to the last Time of Delivery which shall be disapproved by the Representatives promptly after reasonable notice thereof, provided, however, that the Representatives shall not unreasonably withhold approval of the amendment or supplement to the Registration Statement; to give the Representatives notice of its intention to make any such filing from the time of first sale of the ADSs to any investor to the First Time of Delivery and will furnish the Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, to advise the Representatives promptly after it receives notice thereof of the time when any amendment to the Registration Statement has been filed or becomes effective, or any supplement to the Prospectus or any amended Prospectus has been filed and to furnish the Representatives with copies thereof; to advise the Representatives at any time it ceases not to be an “ineligible issuer”, as defined in Rule 405 under the Act; to file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the ADS Offering; to advise the Representatives, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any preliminary prospectus or Prospectus, of the suspension of the qualification of the Shares or the ADSs for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purposes or of any examination pursuant to Section 8(e) of the Act concerning the Registration Statement, if the Company becomes the subject of a proceeding under Section 8A of the Act in connection with the offering of the ADSs or the Shares, or of any request by the Commission for the amending or supplementing of the Registration Statement, any preliminary prospectus, Prospectus or any document incorporated by reference therein or for additional information; and, in the event of the issuances of any stop order or of any order preventing or suspending the use of any preliminary prospectus or Prospectus or suspending any such qualification, promptly to use its best efforts to obtain the withdrawal of such order.

     (ii) Qualification of ADSs for Offer and Sale. To take such action as the Representatives may reasonably request to qualify the ADSs for offering and sale under the securities laws of such jurisdictions as the Representatives may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the ADSs, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation in any jurisdiction in which it is not so qualified or to file a general consent to service of process in any jurisdiction or to subject it to taxation in respect of doing business in any jurisdiction in which it is not otherwise subject.

     (iii) Delivery of Prospectuses. (A) If the Time of Sale Prospectus is being used to solicit offers to buy the ADSs at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with law.

     (B) As soon as practicable but not later than the third business day succeeding the date of this Agreement and from time to time, to furnish the Underwriters with copies of the Prospectus in New York City or such other place as the Representatives may specify in such quantities as the Representatives may reasonably request, and, if, during such period after the first date of the public offering of the ADSs as in the reasonable opinion of counsel for the Underwriters it shall be necessary during such period to file under the Exchange Act any document incorporated by reference in the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with law.

      (C) no later than December 8, 2005, to furnish to or to the order of Nomura Securities such number of copies of the Japanese Prospectus in Tokyo or such other place in Japan as Nomura Securities may reasonably request.

     (iv) Earnings Statement. To make generally available to its security holders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Company and its Significant Subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158).

     (v) Lock-Up. During the period beginning from the date hereof and continuing to and including the date 90 days after the date of the Prospectus, not to, and not to announce its intention to, directly or indirectly, issue, offer, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any Equity Shares or ADSs or any securities convertible into, exchangeable for or that represent the right to receive Equity Shares or ADSs, without the Representatives’ prior written consent, which consent shall not be unreasonably withheld, except (A) pursuant to any employee stock option plan that has been or may be adopted by the Company or (B) with respect to any Equity Shares to be issued as an annual dividend or annual bonus issue to directors, supervisors and employees which is approved by the Company’s shareholders. The Company will not facilitate any conversions or exchanges of Equity Shares into ADSs during this 90-day period.

     (vi) Annual Reports. To furnish to the Depositary for mailing to all holders of record of ADRs as soon as practicable after the end of each fiscal year an annual report (in English) (including a balance sheet and statements of income, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries certified by independent public accountants and prepared in conformity with U.S. GAAP or Indian GAAP, as applicable) and to file with Commission on a timely basis for each year an annual report on Form 20-F, which conforms in all material respects to the requirements of the Exchange Act, and the rules and regulations of the Commission thereunder.

     (vii) No Stabilization Action. Except as disclosed in the Indian Offering Documents, not to (and to cause its Significant Subsidiaries and affiliates not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the ADSs.

     (viii) Listing. To cause the ADSs to be listed on the New York Stock Exchange (the “NYSE”).

     (ix) Approvals by Governmental Agencies. To make any post-closing filing, notice or undertaking requested or required by any governmental agencies (including the post closing report to be filed with the Reserve Bank of India within 30 days of closing of the ADS Offering) with respect to the transactions contemplated by this Agreement.

     (x) Rule 462(b) Registration Statement. If the Company elects to rely upon Rule 462(b), to file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 p.m., Washington, D.C. time, on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act.

     (xi) Continued Compliance with Applicable Securities Laws. To comply with, or obtain waivers of all applicable requirements of U.S., Japanese and Indian law, including, without limitation, the Act and the Exchange Act, and the rules and regulations of the Commission promulgated thereunder and the Investment Company Act and Japanese Rules and Regulations so as to permit the completion of the transactions contemplated by this Agreement, the Deposit Agreement and the Time of Sale Prospectus, the Prospectus or the Japanese Securities Registration Statement.

     (xii) Reporting Requirements. To file, during the period when the Prospectus is required to be delivered under the Act, on a timely basis, with the Commission all reports and documents required to be filed pursuant to the Exchange Act and the rules and regulations of the Commission promulgated thereunder.

     (xiii) Stamp Duty or Other Taxes. To indemnify and hold the Underwriters harmless against any documentary, stamp or similar issuance or registration taxes, duties or fees and any transaction levies, commissions or brokerage charges, including any interest and penalties, payable in India, which are or may be required to be paid in connection with the creation, allotment, issuance, offer and distribution of the ADSs and the execution and delivery of this Agreement and the Deposit Agreement; provided, however, that the Company shall not be responsible for any such taxes, duties, fees, levies or charges that arise as a result of the distribution of the ADSs by the Underwriters in a manner other than that as is customary in such transactions.

     (xiv) No Fiduciary Relationship. The Company acknowledges and agrees that (A) the purchase and sale of the ADSs pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other, (B) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (C) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate.

     (xvi) Free Writing Prospectuses. (A) To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object and (B) not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

     (b) Covenants of the Underwriters. Free Writing Prospectuses. Each Underwriter severally covenants with the Company (A) to furnish the Company with a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by such Underwriter before its first use and not to use or refer to any proposed free writing prospectus to which the Company reasonably objects and (B) not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.

     SECTION 6.   Payment of Expenses. Provided that the transactions contemplated in this Agreement are consummated, the Company covenants and agrees with the several Underwriters that (a) the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the ADSs under the Act (including all fees, disbursements and expenses of the Company’s counsel associated with the review and approval of the ADS Offering by Indian federal, central, state and local authorities) and all other expenses in connection with the preparation and filing of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements thereto, and the mailing and delivering of copies thereof to its shareholders; (ii) the cost of preparing producing, filing and delivering any Agreement among Underwriters, this Agreement, the Agreement between Syndicates, the Deposit Agreement, the Blue Sky Memorandum, closing documents (including compilations thereof) and any other documents in connection with the ADS Offering, purchase, sale and delivery of the ADSs; (iii) all expenses in connection with the qualification or registration (or of obtaining exemptions from the qualification and registration) of the ADSs for offering and sale under U.S. state securities laws; (iv) the filing fees incident to securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the ADSs; (v) the fees and expenses incurred in connection with admitting the ADSs for clearance and settlement on the facilities of DTC; (vi) all expenses in connection with the qualification of the ADSs for offer and sale under such foreign securities laws; (vii) the preparation, issuance and delivery of the ADR certificates evidencing ADSs to the Underwriters, including any stamp, transfer or other taxes payable thereon, and in connection with the sale of the ADSs by the Underwriters to the initial purchasers thereof in the manner contemplated under this Agreement, including, in any such case under this Agreement, any income, capital gains, withholding, transfer or other tax asserted against an Underwriter by reason of the purchase and sale of an ADS or Share pursuant to this Agreement or the Agreement between Syndicates; the fees and expenses (including fees and disbursements of counsel), if any, of the Depositary and the Indian Domestic Custodian appointed under the Deposit Agreement; (viii) the fees and expenses of the Authorized Agent (as defined in Section 15 hereof); (ix) all fees and expenses in connection with listing the ADSs on the NYSE; (x) a portion of the costs and expenses related to the Japanese POWL to be agreed between the Company and Nomura International (Hong Kong) Limited; and (xi) the costs and expenses (including without limitation any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the ADSs made by the Underwriters caused by a breach of the representation contained in Section 1(vii); (b) the Underwriters will pay or cause to be paid the reasonable costs and expenses relating to investor presentations on any “roadshow” and electronic roadshow undertaken in connection with the marketing of the ADS Offering, including, without limitation, cost of road show venues, within city local conveyance, meals, lodging expenses, and other related expenses incurred by members of the Company’s management, and the cost of any aircraft chartered in connection with the road show, if applicable (“Roadshow Expenses”), the cost of printing and delivery of any preliminary prospectus and the Prospectus, and the fees, disbursements and expenses of the Underwriters’ counsels; and (c) other than the costs and expenses related to the Japanese POWL specified in (a)(x) above, Nomura will pay or cause to be paid all other reasonable costs and expenses related to the Japanese POWL.

     SECTION 7.   Conditions to the Underwriters’ Obligations. The obligations of the Underwriters hereunder, as to the ADSs to be delivered at each Time of Delivery shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company herein are, at and as of such Time of Delivery, true and correct, the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

     (a) Filing of Prospectus; No Stop Order. The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) in the manner and within the applicable time period prescribed for such filing by the rules and regulations (without reliance on Rule 424(b)(8)) under the Act and in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; all requests for additional information on the part of the Commission shall have been complied with to the Representatives’ reasonable satisfaction; and the Japanese Securities Registration Statement shall have become effective pursuant to the Japanese Rules and Regulations no later than December 8, 2005 and shall have remained effective at the First Time of Delivery; and no order suspending the effectiveness of such registration, nor notice of a hearing from which an order suspending such effectiveness may result, shall have been issued or given on or before the First Time of Delivery .

     (b) Opinion of Latham & Watkins, LLP. Latham & Watkins LLP, United States counsel for the Underwriters, shall have furnished to the Representatives such opinion or opinions, dated such Time of Delivery, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

     (c) Opinion of Davis Polk & Wardwell. Davis Polk & Wardwell, United States counsel for the Company, shall have furnished to the Representatives their written opinion, dated such Time of Delivery, in form and substance satisfactory to the Representatives as attached hereto as Annex I, and such other documents and materials with respect to such matters as the Representatives may reasonably request.

     (d) Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. Amarchand & Mangaldas & Suresh A. Shroff & Co. Advocates & Solicitors, India counsel for the Company, shall have furnished to the Representatives their written opinion, dated such Time of Delivery, in form and substance satisfactory to the Representatives as attached hereto as Annex II.

     (e) Opinion of Khaitan & Co. Khaitan & Co., India counsel for the Underwriters, shall have furnished to the Representatives such opinion or opinions, dated such Time of Delivery, substantially in the same form and with the same content as that given by Amarchand & Managaldas & Suresh A. Shroff & Co. Advocates & Solicitors, India counsel for the Company, and with respect to any such additional matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

     (f) Opinion of Anderson Mori & Tomotsune. Anderson Mori & Tomotsune, Japan counsel for the Company, shall have furnished to the Representatives their written opinion, dated the First Time of Delivery, in form and substance satisfactory to the Representatives as attached hereto as Annex III.

     (g) Opinion of Nishimura & Partners. Nishimura & Partners, Japan counsel for the Underwriters, shall have furnished to the Representatives such opinion or opinions, dated the First Time of Delivery, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

     (h) Opinion of White & Case LLP. White & Case LLP, counsel for the Depositary, shall have furnished to the Representatives their written opinion, dated such Time of Delivery, in form and substance satisfactory to the Representatives, to the effect that:

     (i) the Deposit Agreement has been duly authorized, executed and delivered by the Depositary and constitutes a valid and legally binding obligation of the Depositary, enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other laws relating to creditors’ rights generally and general principles of equity (regardless of whether the issue of enforceability is considered in a proceeding in equity or at law);

     (ii) when ADRs evidencing ADSs are issued in accordance with the Deposit Agreement against the deposit, pursuant to the terms of the Deposit Agreement, of duly authorized, validly issued, fully paid and non-assessable Shares of the Company, such ADRs will be duly and validly issued and will entitle the holders thereof to the rights specified therein and in the Deposit Agreement; and

     (iii) The statements incorporated by reference in each of the Time of Sale Prospectus and the Prospectus under the caption “Description of the American Depositary Shares”, insofar as such statements purport to describe the Depositary and summarize certain provisions of the Deposit Agreement, the ADSs and the ADRs, are fair and accurate.

     (i) Comfort Letter of KPMG. On the date hereof, at 9:30 a.m. New York time, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and also at each Time of Delivery, KPMG shall have furnished to the Representatives a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to the Representatives, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters, delivered according to Statement of Auditing Standards No. 72 (or any successor bulletin), with respect to the audited and unaudited financial statements and certain financial information contained in the Registration Statement, the ADS Registration Statement and the Prospectus, to the effect set forth in Annex IV hereto.

     (j) No Material Adverse Change. Subsequent to the execution and delivery of this Agreement and prior to the Time of Delivery, there shall not have occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business, management, operations or prospects of the Company and its subsidiaries taken as a whole, other than as set forth in the Time of Sale Prospectus, the effect of which, in any such case is in the judgment of the Representatives so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the ADSs being delivered at such Time of Delivery on the terms and in the manner set forth in the Time of Sale Prospectus.

     (k) Listing Approval. The ADSs to be sold by the Company at such Time of Delivery shall have been approved for listing on the NYSE, subject only to official notice of issuance.

     (l) Depositary Certificates. The Depositary shall have furnished or caused to be furnished to the Representatives at such Time of Delivery certificates satisfactory to the Representatives evidencing the deposit with it of the Shares being so deposited against issuance of ADRs evidencing the ADSs to be delivered by the Company at such Time of Delivery, and the execution, countersignature (if applicable), issuance and delivery of ADRs evidencing such ADSs pursuant to the Deposit Agreement.

     (m) Officer’s Certificate. The Company shall have furnished or caused to be furnished to the Representatives at such Time of Delivery certificates of officers of the Company, satisfactory to the Representatives as to the accuracy in all material respects, of the representations and warranties of the Company herein at and as of such Time of Delivery, as to the performance in all material respects by the Company of all of its obligations hereunder to be performed at or prior to such Time of Delivery, and as to such other matters as the Representatives may reasonably request, and the Company shall have furnished or caused to be furnished certificates as to the matters set forth in subsections (a) and (l) of this Section, and as to such other matters as the Representatives may reasonably request.

     [(n) Closing of the Indian Offering. The Indian Underwriting Agreement shall have been executed by the Company and shall be in full force and effect and closing of the Indian Offering shall have occurred or is occurring simultaneously with the closing of the ADS Offering.]

     The Representatives may at their sole discretion, and on behalf of the Underwriters, waive compliance with any of the conditions specified in this Section 7. If any condition specified in this Section 7 shall not have been fulfilled when and as required to be fulfilled, and such condition shall not have been waived by the Representatives pursuant to this Section, this Agreement, or, in the case of any condition to the purchase of the Optional ADSs on a Time of Delivery which is after the First Time of Delivery, the obligations of the several Underwriters to purchase the relevant Optional ADSs may be terminated by the Representatives by notice to the Company at any time at or prior to the relevant Time of Delivery, and such termination shall be without liability of any party to any other party except as provided in Section 6 and except that Sections 1, 8 and 10 shall survive any such termination and remain in full force and effect.

     SECTION 8.   Indemnification.

     (a) Indemnification of Underwriters by the Company. The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Act selling ADSs on behalf of an Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act, the Exchange Act or other United States federal or state statutory law or regulation, the SELJ or Indian common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (i) arise out of or are based in whole or in part upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), the ADS Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) of the Act, the Prospectus, the Japanese Securities Registration or the Japanese Prospectus or any amendment or supplement thereto, or (ii) arise out of or are based in whole or in part upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as such losses, claims, damages or liabilities arise out of or are based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information furnished to the Company in writing by any Underwriter through you expressly for use therein.

     (b) Indemnification of Company, Directors and Officers. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, each of its directors, each of its officers, and each person, if any, who controls the Company within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement (or any amendment thereto), the ADS Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has filed or is required to file pursuant to Rule 433(d) of the Act, the Prospectus, the Japanese Securities Registration Statement or the Japanese Prospectus or any amendment or supplement thereto; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

     (c) Actions Against Parties; Notification. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission to so notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election to so assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel (in addition to any local counsel) or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without a written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment: (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

     (d) Contribution. If the indemnification provided for in this Section 8 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the ADS Offering. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the ADSs purchased under this Agreement (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters with respect to the ADSs purchased under this Agreement, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the

Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the ADSs underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (f) to contribute are several in proportion to their respective underwriting obligations and not joint. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

     (e) No Prejudice to Other Liability. The obligations of the Company under this Section 8 shall be in addition to any liability that the Company may otherwise have; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective Underwriters may otherwise have.

     (f) Indemnity and Contribution Provisions to Survive. The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company and the other parties to this Agreement that are contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares or ADSs.

     SECTION 9.   Default by One or More of the Underwriters.

     (a) If any Underwriter shall default in its obligation to purchase ADSs which it has agreed to purchase hereunder at a Time of Delivery, the Representatives may in its discretion arrange for the Representatives or another party or other parties to purchase such ADSs on the terms contained herein. If within thirty-six hours after such default by any Underwriter the Representatives do not arrange for the purchase of such ADSs, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives to purchase such ADSs on such terms. In the event that, within the respective prescribed periods, the Representatives notify the Company that the Representatives have so arranged for the purchase of such ADSs, or the Company notify the Representatives that they have so arranged for the purchase of such ADSs, the Company shall have the right to postpone such Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the ADS Registration Statement, the Prospectus, the Japanese Securities Registration Statement or the Japanese Prospectus, or in any other documents or arrangements, and the Company agrees to prepare and file promptly any amendments to the Registration Statement, the ADS Registration Statement, the Prospectus, the Japanese Securities Registration Statement or the Japanese Prospectus, which in the opinion of the Representatives may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section 9 with like effect as if such person had originally been a party to this Agreement with respect to such ADSs.

     (b) If, after giving effect to any arrangements for the purchase of the ADSs of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided in subsection (a) above, the aggregate number of such ADSs which remains unpurchased does not exceed one-eleventh of the aggregate number of all of the ADSs to be purchased at such Time of Delivery, then the Company shall have the right to require each non-defaulting Underwriter to purchase the number of Shares which such Underwriter agreed to purchase hereunder at such Time of Delivery and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to purchase hereunder) of the ADSs of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

     (c) If, after giving effect to any arrangements for the purchase of ADSs of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided in subsection (a) above, the aggregate number of such ADSs which remains unpurchased exceeds one-eleventh of the aggregate number of all of the ADSs to be purchased at such Time of Delivery, or if the Company shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase ADSs of a defaulting Underwriter or Underwriters, then this Agreement (or, with respect to the Second Time of Delivery, the obligations of the Underwriters to purchase and of the Company to sell the Optional ADSs) shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Company, except for the expenses to be borne by the Company and the Underwriters as provided in Section 6 hereof and the indemnity and contribution agreements in Section 8 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

     SECTION 10.   Representations, Warranties and Agreements to Survive. The respective indemnities, agreements, representations, warranties and other statements of the Company and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter, its directors, officers, employees or agents, or any controlling person of any Underwriter, or the Company, or any officer or director or controlling person of the Company and shall survive delivery of and payment for the ADSs.

     SECTION 11.   Liability of Company in the event of a Default by any Underwriter. If this Agreement shall be terminated pursuant to Section 9 hereof, the Company shall not then be under any liability to any Underwriter except as provided in Sections 6 and 8 hereof; but if for any other reason any ADSs are not delivered by or on behalf of the Company as provided herein, the Company will reimburse the Underwriters through the Representatives for all out-of pocket expenses reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the ADSs not so delivered (other than fees, disbursements and expenses of the Underwriters’ counsel and the Underwriters’ own Roadshow Expenses which shall be borne by the Underwriters), but the Company shall then be under no further liability to any Underwriter in respect of the ADSs not so delivered except as provided in Sections 6 and 8 hereof.

     SECTION 12.   Termination. The Representatives may terminate this Agreement, by notice to the Company, and, after consultation with the Company, at any time at or prior to the First Time of Delivery (a) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Time of Sale Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (b) if there has occurred any material adverse change in the financial markets in the United States or India or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in the United States, Indian or international political, financial or economic conditions (including a declaration by the United States or India of a national emergency or war) or currency exchange rates or exchange controls, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to market the ADSs or to enforce contracts for the purchase or sale of the ADSs, or (c) if trading in any securities of the Company (including the Equity Shares or the ADSs) has been suspended or materially limited by the Commission or the Indian Exchanges or the NYSE, or if trading generally on the Indian Exchanges, the American Stock Exchange, Nasdaq National Market or the NYSE has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the National Association Securities Dealers, Inc. or any other governmental authority, or (d) if a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or India or with respect to Clearstream or Euroclear systems in Europe, or (e) if a banking moratorium has been declared by either Indian, United States Federal, United Kingdom or New York State authorities. Any termination pursuant to this Section 12 shall be without liability on the part of (i) the Company to any Underwriter, except that the Company shall be obligated to reimburse the expenses of the Representatives and the Underwriters pursuant to Section 6 hereof (other than the fees, disbursements and expenses of the Underwriters’ counsels, Roadshow Expenses and printing costs which shall be borne by the Underwriters), (ii) any Underwriter to the Company, or (iii) of any party hereto to any other party except that the provisions of Sections 6 and 8 shall at all times be effective and shall survive such termination.

     SECTION 13.   Notices. In all dealings hereunder, the Representatives shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by the Representatives jointly.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to the each of the Representatives c/o Merrill Lynch International, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ, United Kingdom, Attention: EMEA Equity Capital Markets, fax (44) 207 995 2516; c/o Morgan Stanley & Co. International Limited, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom c/o Morgan Stanley Dean Witter Asia Limited, 30/F Three Exchange Square, Central, Hong Kong, Attention: Head of Global Capital Markets, fax (852) 2848 5653 and c/o Nomura International (Hong Kong) Limited, 30/F, Two International Finance Centre, 8 Finance Street, Hong Kong, Attention: Head of Equity Capital Markets, Asia Investment Banking Division; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Chief Financial Officer; with a copy to Davis, Polk & Wardwell, 15 avenue Matignon, 75008 Paris, France, Attention: Margaret E. Tahyar, fax (33) 1 56 59 36 90; provided, however, that any notice to an Underwriter pursuant to Section 8(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters’ Questionnaire or telex constituting such Questionnaire, which address will be supplied to the Company by the Representatives upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

     SECTION 14.   Benefits of Agreement. This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters and the Company, and, to the extent provided in Sections 8 and 10 hereof, the officers and directors of the Company, the directors, officers, employees and agents of any Underwriter, and each person who controls the Company, or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the ADSs from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

     SECTION 15.   Jurisdiction; Consent to Service.

     Each of the parties hereto irrevocably (a) agrees that any legal suit, action or proceeding against the Company brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any federal or state court in the Borough of Manhattan, The City of New York (a “New York Court”), (b) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (c) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed Mr. Madhav Kalyan, Joint General Manager ICICI Bank, New York Representative Office, 500 Fifth Avenue, Suite 2830, New York, New York 10110, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the party that has appointed it shall be deemed, in every respect, effective service of process upon the Company.

     SECTION 16.   Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company will indemnify each Underwriter and the Underwriters will indemnify the Company against any loss incurred by such Underwriter as a result of any variation as between (a) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (b) the rate of exchange at which an Underwriter or the Company, as applicable, are able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter or the Company, as applicable. The foregoing indemnity shall constitute a separate and independent obligation of each of the Underwriters or the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

     SECTION 17.   Time. Time shall be of the essence of this Agreement.

     SECTION 18.   Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     SECTION 19.   Counterparts. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

     SECTION 20.   Headings. The headings of the sections of this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

     If the foregoing is in accordance with the Representatives’ understanding, please sign and return to us one original or counterpart hereof for the Company and each of the Representatives of the Underwriters plus one for each counsel and the Depositary, and upon the acceptance hereof by the Representatives, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters and the Company. It is understood that the Representatives’ acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company for examination upon request, but without warranty on the Representatives’ part as to the authority of the signers thereof.

Very truly yours,

ICICI BANK LIMITED

By:

Name:
Title:

CONFIRMED AND ACCEPTED
as of the date first above written

MERRILL LYNCH INTERNATIONAL
MORGAN STANLEY & CO. INTERNATIONAL LIMITED
NOMURA INTERNATIONAL (HONG KONG) LIMITED

By:	MERRILL LYNCH INTERNATIONAL

By:

Name:
Title:

By: MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:
Title:

By: NOMURA INTERNATIONAL (HONG KONG) LIMITED

By:

Name:
Title:

     For themselves as Representatives of the other Underwriters named in Schedule I hereto.

SCHEDULE I

Number of
Optional ADSs to
	Total Number of	be Purchased if
	Firm ADSs to be	Maximum Option
Name of Underwriter	Purchased	Exercised

Merrill Lynch International	[•]	[•]

Morgan Stanley & Co. International Limited	[•]	[•]

Nomura International (Hong Kong) Limited	[•]	[•]

Total	[•]	[•]

Schedule I

SCHEDULE II

List of Free Writing Prospectuses

[•]

Schedule II

SCHEDULE III

List of Significant Subsidiaries

ICICI Securities Limited

ICICI Prudential Life Insurance Company Limited

ICICI Lombard General Insurance Company Limited

ICICI Venture Funds Management Company Limited

ICICI Home Finance Company Limited

Schedule III

Annex I

FORM OF OPINION OF COMPANY’S UNITED STATES COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 7(c)

     Davis Polk & Wardwell, United States Counsel for the Company, shall have furnished to the Representatives their written opinion, dated such Time of Delivery, in form and substance satisfactory to the Representatives, to the effect that:

     (Note that terms used, but not defined, in this Annex I shall have the meanings assigned to them in the body of the Underwriting Agreement or otherwise assigned to them in the written opinion of Davis Polk & Wardwell.)

     (a) Assuming that the Underwriting Agreement has been duly authorized, executed and delivered by ICICI Bank under Indian law, the Underwriting Agreement has been duly executed and delivered by ICICI Bank;

     (b) Assuming that the Deposit Agreement has been duly authorized, executed and delivered by ICICI Bank under Indian law, the Deposit Agreement has been duly executed and delivered by ICICI Bank and, assuming due authorization, execution and delivery of the Deposit Agreement by the Depositary and that each of the Depositary and ICICI Bank has full power, authority and legal right to enter into and perform its obligations thereunder, constitutes a valid and binding agreement of ICICI Bank (except for Section 5.08 of the Deposit Agreement as to which we express no opinion), enforceable against ICICI Bank in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

     (c) Upon due issuance by the Depositary of the ADRs evidencing ADSs against the deposit of Equity Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be validly issued and the person in whose name such ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement;

     (d) The sale of the ADRs and the deposit of the Equity Shares to be deposited with the Depositary in respect thereof against the issuance of the ADRs and the execution, delivery and compliance with the provisions of the Underwriting Agreement and the Deposit Agreement by ICICI Bank and the consummation of such sale or deposit will not contravene any provision of applicable New York State or United States federal law, that, in our experience is normally applicable to general business corporations in relation to transactions of the type contemplated by the Underwriting Agreement, and no consent, approval, authorization, order, registration or qualification of or with, any court or governmental agency or body of the United States or the State of New York is required for the performance by ICICI Bank of its obligations with respect to the sale of the ADRs and the deposit of the Equity Shares under the Underwriting Agreement or the Deposit Agreement, except such as (A) have been obtained and made under the Act and the United States Securities Exchange Act of 1934, as amended, and (B) may be required by the

Annex I - 1

securities or Blue Sky laws of the various states of the United States in connection with the offer and sale of the ADSs by the Underwriters (as to which we express no opinion);

     (e) ICICI Bank is not and, after giving effect to the offering and sale of the ADSs and the Equity Shares in connection with the Indian Offering and the application of the proceeds thereof as described in each of the Time of Sale Prospectus and the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended;

     (f) Assuming the validity of such action under Indian law, under the laws of the State of New York relating to submission to jurisdiction, ICICI Bank has, pursuant to Section 15 of the Underwriting Agreement and Section 7.06 of the Deposit Agreement, validly and irrevocably submitted to the personal jurisdiction of any New York State or U.S. Federal court located in the State of New York, Borough of Manhattan in the City of New York, in any action arising out of or relating to the Underwriting Agreement and the Deposit Agreement or the transactions contemplated therein, and has, to the fullest extent permitted by law, validly and irrevocably waived any objection to the laying of venue of a proceeding in any such court, and has validly and irrevocably appointed Mr. Madhav Kalyan as its initial authorized agent for the purposes described in Section 15 of the Underwriting Agreement and Section 7.06 of the Deposit Agreement; and service of process effected on such agent in the manner set forth in Section 15 of the Underwriting Agreement and Section 7.06 of the Deposit Agreement will be effective service of process in any such action upon ICICI Bank; and

     (g) The Company meets the requirements for use of Form F-3 under the Act.

     The statements contained or incorporated by reference in each of the Time of Sale Prospectus and the Prospectus under the captions “Description of the American Depositary Shares” and “Taxation - United States Taxation”, insofar as such statements purport to constitute summaries of the legal matters, documents or proceedings referred to therein, fairly summarize the matters therein described in all material respects.

     We have not ourselves checked the accuracy, completeness or fairness of, or otherwise verified, the information furnished with respect to other matters in the ADS Registration Statement, the Registration Statement, the Time of Sale Prospectus or the Prospectus, but we have generally reviewed and discussed with, certain officers and employees of, and Indian counsel and independent accountants for, ICICI Bank, with representatives of the Underwriters and United States and Indian counsel for the Underwriters, the information furnished, whether or not subject to our check and verification. On the basis of such consideration, review and discussion, but without independent check or verification, except as stated, nothing has come to our attention to cause us to believe that (i) the ADS Registration Statement at the time the ADS Registration Statement became effective, the Registration Statement at the time the Registration Statement became effective, the Time of Sale Prospectus as of its date or the Prospectus as of its date (except for financial statements and schedules and other financial [and statistical] data included as to which we express no belief) do not comply as to form in all material respects with the requirements of the Act and the rules and regulations thereunder, (ii) the ADS Registration Statement at the time the ADS Registration Statement became effective or the Registration Statement (except as aforesaid) at the time the Registration Statement became effective

Annex I - 2

contained, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Time of Sale Prospectus (except as aforesaid) as of the date of the Underwriting Agreement or as amended or supplemented, if applicable, as of each Time of Delivery contained or contains any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of circumstances under which they were made, not misleading; and (iv) the Prospectus (except as aforesaid), as of its date or as amended or supplemented, if applicable, as of each Time of Delivery contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     We are members of the Bar of the State of New York. In rendering the foregoing opinion, we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the Federal laws of the United States. In connection with the opinion set forth in the second preceding paragraph above, with respect to the statements set forth under the caption “Description of American Depositary Shares”, we make no comment with respect to matters discussed therein which are governed by Indian law.

     In addition, with your permission, we have relied without independent investigation upon the opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co., Indian counsel to ICICI Bank, as to all matters of Indian law. Our opinion is subject in all respects to the assumptions, qualifications and exceptions contained in such opinion.

     This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Annex I - 3

Annex II

FORM OF OPINION OF COMPANY’S INDIAN COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 7(d)

     Amarchand & Mangaldas & Suresh A. Shroff & Co., India counsel for the Company, shall have furnished to the Representatives their written opinion, dated such Time of Delivery, in form and substance satisfactory to the Representatives, to the effect that:

     (Note that terms used, but not defined, in this Annex II shall have the meanings assigned to them in the body of the Underwriting Agreement or otherwise assigned to them in the written opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co.)

     (a) The Company and each of its Significant Subsidiaries has been duly incorporated and is validly existing as a public limited company under the laws of India, with corporate authority to own or lease its properties and conduct its business as described in each of the Time of Sale Prospectus and the Prospectus and to perform its obligations under the Underwriting Agreement and the Deposit Agreement;

     (b) The Company has an authorized capital as set forth in each of the Time of Sale Prospectus and the Prospectus under the heading “Capitalization”; and all of the issued shares of capital stock of the Company (including the Shares) have been duly and validly authorized and issued, and were not issued in violation of any preemptive or similar rights of any person or entity against the Company; all of the Shares when delivered in accordance with the terms of the Underwriting Agreement, will be fully paid; all such capital complies as to legal matters to the description thereof contained in each of the Time of Sale Prospectus and the Prospectus; all of the issued and outstanding Equity Shares (including the Shares) have been duly listed and admitted for trading on the Indian Exchanges;

     (c) No holder of Equity Shares is, or will be, subject to personal liability by reason of being such holder; the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights to acquire the Shares or the ADSs in connection with the transactions contemplated hereby or otherwise; the Shares, when deposited pursuant to the Deposit Agreement in accordance with the Underwriting Agreement, will continue to be validly issued and outstanding and fully paid and will entitle the holders thereof to the rights specified in the ADSs, the ADRs and the Deposit Agreement; and there are no liens or encumbrances on the Shares or the ADSs and no restrictions on subsequent transfers of Shares or the ADSs, except as described in each of the Time of Sale Prospectus and the Prospectus under “Description of Equity Shares”, “Description of the American Depositary Shares”, “Restriction on Foreign Ownership of Indian Securities” and “Government of India and Reserve Bank of India Approvals”; the Shares and the ADSs conform to the description of the Equity Shares and the ADSs (as to matters of Indian law), respectively, contained in each of the Time of Sale Prospectus and the Prospectus; the ADSs and the ADRs conform to the requirements of the Deposit Agreement and the Indian Exchanges and to the description thereof under the headings “Description of Equity Shares” and “Description of the American Depository Shares” in each of the Time of Sale Prospectus and the Prospectus;

Annex II - 1

     (d) Each of the Underwriting Agreement and the Deposit Agreement has been duly authorized, executed and delivered by the Company; the Underwriting Agreement and the Deposit Agreement, assuming they are valid and binding agreements under the laws of the State of New York by which they are expressed to be governed, each constitutes a valid and legally binding agreement of the Company enforceable in accordance with their terms, except as the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfer), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights and except as enforcement thereof is subject to general equity principles (regardless of whether enforcement is considered in a proceeding in equity or at law);

     (e) The Deposit Agreement, ADSs and ADRs conform to the description thereof in each of the Time of Sale Prospectus and the Prospectus; the Underwriters, the Depositary and any holder or owner of ADSs or ADRs issued under the Deposit Agreement are each entitled to sue as plaintiff in the Indian courts for the enforcement of its respective rights against the Company, under such agreements, as applicable, and such access will not be subject to any conditions which are not applicable to Indian persons; the voting arrangement set forth in the Deposit Agreement is valid, binding and enforceable against owners and beneficial owners of the ADSs and ADRs under India laws; the Depositary will not be deemed under Indian law to be authorized to exercise any discretion when voting in accordance with the Deposit Agreement and such voting arrangement does not violate any applicable Indian law;

     (f) To the best of our knowledge after making due inquiry with the Company and conducting follow up inquiries as we have determined necessary or appropriate, the Company and its Significant Subsidiaries own, or duly applied for the issuance of, all the patents, trademarks, trade names, if any, and copyrights (or licenses such rights pursuant to valid and subsisting licenses) necessary for the conduct of their business as described in each of the Time of Sale Prospectus and the Prospectus, except where the failure to own or license the same would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect and there is no infringement by any other person of any such patents, trademarks, trade names, if any, or copyrights owned or licensed by the Company or a Significant Subsidiary the result of which infringement could result in a Material Adverse Effect;

     (g) To the best of our knowledge after making due inquiry with the Company and conducting follow up inquiries as we have determined necessary or appropriate, each of the Company and its Significant Subsidiaries has good and marketable title to all real property and good and marketable title to all personal property owned by it free and clear of all liens, encumbrances and defects except such as are described in the Time of Sale Prospectus or would not have a Material Adverse Effect; and any real property and buildings held under lease by each of the Company and its Significant Subsidiaries are held by it under valid, subsisting and enforceable leases in each case with such exceptions as are not material and do not materially interfere with the use made of such property and buildings by the Company and its Significant Subsidiaries, except as described in the Time of Sale Prospectus;

Annex II - 2

     (h) To the best of our knowledge after making due inquiry with the Company and conducting follow up inquiries as we have determined necessary or appropriate, there are no legal or governmental proceedings pending or, to the best knowledge of the Company, threatened, to which the Company or any of its Significant Subsidiaries is a party or to which any of the properties of the Company or any of its Significant Subsidiaries is subject that are required to be described in the Time of Sale Prospectus or the Prospectus and are not so described;

     (i) Neither the execution and delivery of the Underwriting Agreement or the Deposit Agreement, the deposit of the Shares with the Domestic Indian Custodian by the Company as contemplated therein, the issue and sale of the ADSs being delivered at such Time of Delivery, nor the compliance by the Company with or the consummation of any other transaction contemplated by the Underwriting Agreement or the Deposit Agreement will (A) result in any violation of the Charter Documents, or (B) contravene or result in a default under (1) any provision of applicable law or regulation (including, without limitation, any applicable Indian law limiting foreign ownership of the Company), (2) any agreement binding upon the Company or any Significant Subsidiary or (3) any judgment, order or decree of any local or other court or public, governmental or regulatory agency or body or stock exchange authority having jurisdiction over the Company, or any of its Significant Subsidiaries, or any of their assets except for such violations or defaults under sub-paragraph (B) that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

     (j) No consent, approval, authorization, order, filing, registration or qualification of or with any Indian court or Indian Governmental Agency is required for the consummation of the transactions contemplated by the Deposit Agreement or the Underwriting Agreement for the deposit of the Shares with the Depositary against issuance of the ADRs evidencing the ADSs to be delivered at such Time of Delivery, for the sale and delivery of ADSs to be sold by the Company and for the execution, delivery and performance by the Company of the Underwriting Agreement and the Deposit Agreement to be duly and validly authorized, except such as have been obtained and are in full force and effect;

     (k) The statements contained or incorporated by reference in each of the Time of Sale Prospectus and the Prospectus under “Enforceability of Civil Liabilities”, the first, third, fourth, ninth eleventh, twelfth, thirteenth and fourteenth risk factors under the heading “Risk Factors – Risks Related to the ADSs and the Equity Shares”, “Description of the American Depositary Shares”, “Description of Equity Shares”, “Restriction on Foreign Ownership of Indian Securities”, “Government of India and Reserve Bank of India Approvals” and “Taxation — Indian Taxation”, and the statements set forth in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2005 under “Restriction on Foreign Ownership of Indian Securities”, “Overview of the Indian Financial Sector”, the first, third, fourth, ninth eleventh, twelfth, thirteenth and fourteenth risk factors under the heading “Risk Factors – Risks Related to the ADSs and the Equity Shares”, “Dividends”, “Supervision and Regulation” and “Exchange Controls”, to the extent such statements constitute summaries of Indian law and/or relate to matters of law or regulations of India or to the provisions of documents therein described, are true and accurate in all material respects, and nothing has been omitted from such statements which would make the same misleading in any material respect;

Annex II - 3

     (l) Our opinions as set forth in or incorporated by reference in each of the Time of Sale Prospectus and the Prospectus under “Enforceability of Civil Liabilities”, the first, third, fourth, ninth eleventh, twelfth, thirteenth and fourteenth risk factors under the heading “Risk Factors – Risks Related to the ADSs and the Equity Shares”, “Description of the American Depositary Shares”, “Description of Equity Shares”, “Restriction on Foreign Ownership of Indian Securities”, “Government of India and Reserve Bank of India Approvals” and “Taxation — Indian Taxation”, and the statements set forth in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2005 under “Restriction on Foreign Ownership of Indian Securities”, “Overview of the Indian Financial Sector”, the first, third, fourth, ninth eleventh, twelfth, thirteenth and fourteenth risk factors under the heading “Risk Factors – Risks Related to the ADSs and the Equity Shares”, “Dividends”, “Supervision and Regulation” and “Exchange Controls”, to the extent such statements constitute summaries of Indian law and/or relate to matters of law or regulations of India, are confirmed as of the Time of Delivery;

     (m) Other than as set forth in the Time of Sale Prospectus, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters, or otherwise imposed on any payments made to the Underwriters, to the Government of India or any political subdivision or taxing authority thereof or therein in connection with (A) the deposit with the Indian Domestic Custodian on behalf of the Depositary of Shares by the Company against the issuance of ADRs evidencing ADSs, (B) the sale and delivery of the ADSs to or for the respective accounts of the Underwriters as set forth in each of the Time of Sale Prospectus and the Prospectus and pursuant to the terms of the Underwriting Agreement, (C) the sale and delivery outside of India by the Underwriters of the ADSs to the purchasers thereof in the manner contemplated pursuant to the terms of the Underwriting Agreement or (D) any other transaction or payment contemplated by the Underwriting Agreement or the Deposit Agreement;

     (n) Insofar as matters of Indian law are concerned, the forms of the Registration Statement, the ADS Registration Statement, the Time of Sale Prospectus and the Prospectus and the filing of the Registration Statement with the Commission have been duly authorized by and on behalf of the Company; and the Registration Statement has been duly executed pursuant to such authorization in accordance with Indian Laws, by, and on behalf of the Company;

     (o) The agreement of the Company to the choice of law provisions set forth in Section 18 of the Underwriting Agreement and Section 7.06 of the Deposit Agreement will be recognized by the courts of India provided that the relevant provisions of the laws of the State of New York will not be applied to the extent such courts hold that such provisions of the laws of the State of New York are contrary to the public order or good morals or laws of India; the Company can sue and be sued in its own name under the laws of India; the irrevocable submission by the Company to the jurisdiction of a New York Court as set forth in Section 15 of the Underwriting Agreement and Section 7.06 of the Deposit Agreement and the irrevocable waiver by the Company of any objection to the laying of venue of a proceeding in a New York Court are legal, valid and binding; and the irrevocable appointment of Mr. Madhav Kalyan, as its authorized agent for service of process for the purpose described in Section 15 of the Underwriting Agreement are legal, valid and binding; and a judgment obtained in a New York Court arising out of or in relation to the obligations of the Company under the Underwriting Agreement or the Deposit Agreement would be enforceable in accordance with Indian Laws

Annex II - 4

against the Company in the courts of India by a by a suit upon the judgment in terms of Section 13 of the Code of Civil Procedure, 1908 of India, and not by a proceeding in execution. Section 13 of the Code of Civil Procedure, 1908 of India provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon, except (A) where the judgment has not been pronounced by a court of competent jurisdiction, (B) where the judgment has not been given on the merits of the case, (C) where the judgment on the face of it appears to be founded on an incorrect view of international law or that there has been a refusal to recognize the laws of India where applicable, (D) where the proceedings in which the judgment was obtained are opposed to natural justice, (E) where the judgment has been obtained by fraud, or (F) where the judgment sustains a claim founded on a breach of law in force in India. Section 44A of the Code of Civil Procedure, 1908 of India provides that where a foreign judgment has been rendered by a superior court in a territory which the Government of India has by notification recognized to be a “reciprocating territory”, it may be enforced in India by proceedings in execution as if the judgment had been rendered by a relevant court in India. The United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A and judgments of the Courts of the United States may therefore not be enforced in India by proceedings in execution, but may only be enforced by a suit upon the judgment in terms of the Section 13 of the Code of Civil Procedure, 1908 of India. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999 to execute such a judgment or to repatriate any amount recovered. Subject to the above, we are not aware (i) of any Indian treaties, statutes or regulations that would indicate that the recognition and enforcement in India of such a judgment would be contrary to the public order or laws of India, (ii) any interpretations of any statutes in India that would indicate that the recognition and enforcement in India of such a judgment would be contrary to the public order or the laws of India and (iii) of any reason why any of the aforementioned courts in the State of New York (assuming that such courts have jurisdiction over the subject matter under New York law) would not have jurisdiction over the subject matter according to the laws of India;

     (p) All dividends and other distributions declared and payable on the shares of capital stock of the Company, may under the current laws and regulations of India be paid in Indian Rupees (including any such dividends or distributions to be paid to the Depositary and holders of ADSs) and may be converted into foreign currency that may be freely transferred out of India, and except as already disclosed in the Time of Sale Prospectus all such dividends and other distributions will not be subject to Indian income, withholding or other taxes, duties, levies, charges or deductions under the laws and regulations of India and are otherwise free and clear of any other tax, duty, withholding or deduction in India and without the necessity of obtaining any governmental authorization in India;

     (q) To the best of our knowledge after making due inquiry with the Company and conducting follow up inquiries as we have determined necessary or appropriate, neither the Company nor any of its Significant Subsidiaries is (A) in violation of its respective Charter

Annex II - 5

Documents, (B) in default (or, with the giving of notice or lapse of time, would be in default) under any indenture, mortgage, loan or credit agreement, note, contract, franchise, lease or other instrument to which it is a party or by which it may be bound, or to which any of its property or assets is or may be subject (collectively, “Agreements”) or (C) in violation or default of any provision of applicable law or regulation (including, without limitation, any applicable Indian law limiting foreign ownership of the Company), or any judgment, order or decree of any local or other court or public, governmental or regulatory agency or body or stock exchange authority having jurisdiction over it or any of its assets, as applicable, except for, as to sub-paragraphs (B) and (C) only, such violations or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

     (r) To the best of our knowledge after making due inquiry with the Company and conducting follow up inquiries as we have determined necessary or appropriate, no labor dispute with employees of Company or any Significant Subsidiary exists or is imminent and the Company and its Significant Subsidiary has filed all necessary and required Indian central and state tax returns or has properly requested extensions thereof;

     (s) Except as required under the Indian Stamp Act, 1899 and the Indian Evidence Act, 1872 to ensure the legality, validity, enforceability and admissibility into evidence in a legal or administrative proceeding India of each of the Underwriting Agreement, the Deposit Agreement or any other document furnished pursuant to the Underwriting Agreement, it is not necessary that such agreement be filed or recorded with any court or other authority in India or that any registration tax, stamp duty or similar tax be paid in India on or in respect thereof, other than court costs, including (without limitation) filing fees and deposits to guarantee judgment required by a Indian court of law; except that the Underwriting Agreement and the Deposit Agreement will only be admissible in evidence in India for purposes of enforcement if they are duly stamped in accordance with the Indian Stamp Act, 1899;

     (t) The Company is subject to Indian civil and commercial laws with respect to its obligations under the Underwriting Agreement, the Deposit Agreement, the ADSs and the ADRs. The execution and delivery by the Company and the performance by the Company of its obligations under each such document constitute private and commercial acts rather than governmental or public acts, and neither the Company, nor any of its properties, assets or revenues enjoy any right of immunity in India from any legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Indian court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to such obligations;

     (u) To the best of our knowledge after making due inquiry with the Company and conducting follow up inquiries as we have determined necessary or appropriate, and except as set forth in the Time of Sale Prospectus, each of the Company and its Significant Subsidiaries has obtained all necessary certificates, authorizations, licences, concessions, approvals, orders or permits (collectively, “Governmental Licenses”) issued by, and has made all declarations and filings with, all local and other governmental authorities, all self-regulatory organizations, all courts and other tribunals and all appropriate regulatory agencies or bodies, including, without limitation, the Governmental Agencies, necessary (A) to own, lease or license, as the case may

Annex II - 6

be, and to operate and use its properties and assets, and (B) to conduct the businesses now conducted by the it in the manner described in each of the Time of Sale Prospectus and the Prospectus, except where the failure so to possess, declare or file would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; and neither the Company nor any of its Significant Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, reasonably be expected to result in a Material Adverse Effect;

     (v) Except as disclosed in the Time of Sale Prospectus, there are no outstanding securities convertible into or exchangeable for, or warrants, options or other purchase rights or obligations of the Company to issue Shares and there are no persons with registration or other similar rights to have any equity, debt, convertible, exchangeable or other securities of any kind registered for sale under the Registration Statement or the ADS Registration Statement or included in the ADS Offering;

     (w) The Company has full power, authority and legal right to enter into and perform its obligations of indemnification and contribution set forth in Section 8 of the Underwriting Agreement and neither the indemnification nor the contribution provisions hereof contravene any Indian law, including without limitation, Section 77 of the Companies Act regarding financial assistance. The indemnification and contribution provisions set forth in Section 8 of the Underwriting Agreement do not contravene the public policy of India;

     (x) The holders of Equity Shares of the Company, by way of a special resolution passed by way of a postal ballot dated [•], 2005 have granted their approval to the transactions contemplated by the Underwriting Agreement; and the notice and explanatory statement to be sent to all holders of equity shares of the Company informing them of such postal ballot and the transactions contemplated by the Underwriting Agreement was sent to all the equity shareholders in compliance with the provisions of the Indian Companies Act, 1956;

     (y) The transactions contemplated by the Underwriting Agreement do not require the Company or any other party to submit any filing or other document with any Governmental Authority in India, except for the post-closing report to be filed with the RBI within 30 days of closing of the ADS Offering;

     (z) Neither any Indian law nor any rule or regulation of any Governmental Authority requires that the Company’s shareholders approve the filing of the Registration Statement in a shareholders meeting or otherwise prior to the filing of the Registration Statement with the Commission;

     (aa) To the best of our knowledge after making due inquiry with the Company and conducting follow up inquiries as we have determined necessary or appropriate and upon a review of (i) the internal code of conduct of the Company in relation to insider trading and (ii) the notification dated [•] addressed to all employees informing them of the closure of the trading

Annex II - 7

window for the Equity Shares, the Company is in compliance with the SEBI rules and regulations on insider trading;

     (bb) No approval of either the Time of Sale Prospectus or the Prospectus by the [DCA] [Amarchand to please spell out DCA in full] is required in connection with the ADS Offering, or the transactions contemplated by the Underwriting Agreement or the Deposit Agreement;

     (cc) It is not necessary (A) in order to enable any Underwriter to exercise or enforce its rights under the Underwriting Agreement, (B) to enable the Depositary or the holders or owners of ADSs to enforce any of its rights under the Deposit Agreement; (C) in order to enable any holder of Shares or ADSs to enforce any of its rights as a Shareholder, or (D) by reason of the entry into and/or performance of the Underwriting Agreement or the Deposit Agreement that any or all of the Underwriters or the Depositary or the holders or owners of Shares or ADSs should be licensed, qualified or entitled to do business in India;

     (dd) Neither the Depositary, any Underwriter nor any holder of Equity Shares will be deemed resident, domiciled, carrying on business or subject to taxation in India solely by reason of execution of the Underwriting Agreement, Deposit Agreement, or any other document or instrument to be furnished in connection with the ADS Offering, or by issuance or sale of the Shares or the ADSs, nor shall any Underwriter be deemed resident, domiciled, carrying on business or subject to taxation in India solely by reason of execution of the Underwriting Agreement or by the issuance or sale of the Shares or the ADSs;

     (ee) The Underwriting Agreement has been duly authorized, executed and delivered by or on behalf of the Company and constitutes a valid and legally binding agreement of the Company enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, except that the Underwriting Agreement will only be admissible in evidence in India for purposes of enforcement if they are duly stamped in accordance with the Indian Stamp Act, 1899; and

     (ff) Although we do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Time of Sale Prospectus or the Prospectus, except for those referred to in the opinions in subsection (k) above, nothing has come to our attention that would lead us to believe that (A) the ADS Registration Statement at the time the ADS Registration Statement became effective or the Registration Statement at the time the Registration Statement became effective (other than the financial statements and related schedules as to which we express no opinion) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that (B) the documents specified in a schedule to such counsel’s letter, consisting of those included in the Time of Sale Prospectus (other than the financial statements and related schedules, as to which we express no opinion) as of the date of the Agreement or as amended or supplemented, if applicable, as of each Time of Delivery contained or contains any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that (C) the Prospectus (other than the financial statements and related schedules, as to which we express no opinion), as of its date contained or as amended

Annex II - 8

or supplemented, if applicable, as of each Time of Delivery contained or contains, any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading

     Such counsel may also state customary qualifications in such opinion, including qualifications to the effect that they express no opinion as to the laws of any jurisdiction outside India.

Annex II - 9

Annex III

FORM OF OPINION OF COMPANY’S JAPAN COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 7(f)

     Anderson Mori & Tomotsune, Japan counsel for the Company, shall have furnished to the Representatives their written opinion, dated such Time of Delivery, in form and substance satisfactory to the Representatives, to the effect that:

     (Note that terms used, but not defined, in this Annex III shall have the meanings assigned to them in the body of the Underwriting Agreement.)

      (a) The forms of Japanese Securities Registration Statement and the Japanese Prospectus conform in all material respects to the requirements of the laws of Japan, including the Securities and Exchange Law of Japan and the rules and regulations thereunder;

      (b) Except for the registration contemplated under the Japanese Securities Registration Statement and the post-transaction report concerning the Japanese POWL pursuant to the Foreign Trade and Foreign Exchange Law of Japan, no consent, approval, authorization or other order is required to be obtained, and no filing is required to be made, by the Company pursuant to the laws of Japan in connection with the Japanese POWL;

      (c) The registration made under the Japanese Securities Registration Statement became effective on December 8, 2005 and has remained effective to and including the Time of Delivery, and no order suspending the effectiveness of such registration, nor notice of a hearing from which an order suspending such effectiveness may result, has been issued or given under the Securities and Exchange Law of Japan; and

      (d) All statements with respect to matters of the laws of Japan set forth in the Japanese Securities Registration Statement and the Japanese Prospectus are true and correct in all material respects.

      Such counsel may also state customary qualifications in such opinion, including qualifications to the effect that they express no opinion as to the laws of any jurisdiction outside Japan.

Annex III - 1

Annex IV

FORM OF COMFORT LETTER FROM KPMG LLP, UK
TO BE DELIVERED PURSUANT TO SECTION 7(i)

ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai, 400051
India

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
 United Kingdom

Morgan Stanley & Co. International Limited
 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Nomura International (Hong Kong) Limited
30/F, Two International Finance Centre
8 Finance Street
Hong Kong

December    , 2005

Dear Sirs:

We have audited the consolidated balance sheets of ICICI Bank Limited (“the Company”) and its subsidiaries as of March 31, 2005 and 2004, and the consolidated statements of operations, stockholders’ equity and other comprehensive income, and cash flows for each of the three years in the period ended March 31, 2005, and the related financial statement schedules, all included in the Company’s Form 20-F for the year ended March 31, 2005 filed under the Securities Exchange Act of 1934 (“the Exchange Act”) and which is incorporated by reference in the registration statement (no. 333-129753) on Form F-3 filed by the Company under the Securities Act of 1933 (“the Act”); our report with respect thereto is also included in the Company’s Form 20-F and incorporated by reference in such registration statement.

Annex V - 1

Also, we have reviewed the unaudited condensed consolidated balance sheet as of September 30, 2005, and the unaudited condensed consolidated statements of operations, stockholders’ equity and other comprehensive income, and cash flows for the six-month periods ended September 30, 2005 and September 30, 2004, and the related financial statement schedules, which are all included in such registration statement; our report dated November 3, 2005 with respect thereto is also included in such registration statement. The registration statement, as amended on November 25, 2005, is herein referred to as the “registration statement”.

In connection with the registration statement:

1.	We are an independent registered public accounting firm with respect to the Company within the meaning of the Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission (“SEC”) and the Public Company Accounting Oversight Board (United States) (“PCAOB”).

2.	In our opinion, the consolidated financial statements and financial statement schedules audited by us and included in the Company’s Form 20-F for the year ended March 31, 2005, which is incorporated by reference in the registration statement, comply as to form in all material respects with the applicable accounting requirements of the Act and the Exchange Act, and the related rules and regulations adopted by the SEC.

3.	We have not audited any financial statements of the Company as of any date or for any period subsequent to March 31, 2005; although we have conducted an audit for the year ended March 31, 2005, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as of March 31, 2005, and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express any opinion on the unaudited condensed consolidated balance sheet as of September 30, 2005, and the unaudited condensed consolidated statements of operations, stockholders’ equity and other comprehensive income, and cash flows for the six-month periods ended September 30, 2005 and 2004, included in the registration statement, or on the financial position, results of operations, or cash flows as of any date or for any period subsequent to March 31, 2005.

4.	For purposes of this letter we have read the minutes of meetings of the stockholders, the board of directors, and the audit committee of the Company and its consolidated subsidiaries from April 1, 2005, as set forth in the minute books at December 3, 2005, officials of the Company having advised us that the minutes of all such meetings through that date were set forth therein; we have carried out other procedures to December 3, 2005, as follows (our work did not extend to the period from December 4, 2005 to December 6, 2005 , inclusive).

With respect to the unaudited condensed consolidated financial statements for the six- month periods ended September 30, 2005 and 2004 referred to in the second paragraph of this letter, we have inquired of certain officials of the Company who have responsibility for financial and accounting matters whether such unaudited condensed consolidated financial statements comply as to form in all material respects with the applicable

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accounting requirements of the Act and the related published rules and regulations adopted by the SEC. The foregoing procedures do not constitute an audit conducted in accordance with the standards of the PCAOB. Also, they would not necessarily reveal matters of significance with respect to the comments in the following paragraph. Accordingly, we make no representations regarding the sufficiency of the foregoing procedures for your purposes.

5.	Nothing came to our attention as a result of the foregoing procedures, however, that caused us to believe that the unaudited condensed consolidated financial statements described in paragraph 4 do not comply as to form in all material respects with the applicable accounting requirements of the Act and the related published rules and regulations adopted by the SEC.

6.	Company officials have advised us that no US GAAP consolidated financial statements as of any date or for any period subsequent to September 30, 2005, are available; accordingly, the procedures carried out by us with respect to changes in financial statement items measured in accordance with US GAAP after September 30, 2005 have, of necessity, been limited. We have, inquired of certain officials of the Company who have responsibility for financial and accounting matters whether on a US GAAP basis:

(i)	at December 3, 2005, there was any change in the capital stock (other than exercises of employee stock options), or any increase in consolidated borrowings (defined as the sum of short-term borrowings and long-term debt) of greater than 5%, or any decreases in consolidated loan assets of greater than 5%, or any increase in provision for loan losses of greater than 5% as compared with the amounts shown on the September 30, 2005 unaudited condensed consolidated balance sheet included in the registration statement, or

(ii)	for the period from October 1, 2005 to December 1, 2005, there was any decrease in consolidated net interest income, as compared with the corresponding period in the previous year.

On the basis of these inquiries and our reading of the minutes as described in paragraph 4, nothing came to our attention that caused us to believe that there was any such change, increase, or decrease.

7.	For purposes of this letter, we have also read the items identified by you on the attached copy of the registration statement and the Form 20-F for the year ended March 31, 2005 incorporated by reference in the registration statement and have performed the following procedures, which were applied as indicated with respect to the symbols explained below:

A	Compared the rupee amounts, number of shares, percentages, or per share amounts to the amounts, percentages or numbers included in the Company’s audited consolidated financial statements included in the Company’s Form 20-F for the year ended March 31, 2005 which is incorporated by reference in the registration statement, for the periods indicated, and found them to be in agreement.

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B	Compared the rupee amounts, number of shares, percentages, or per share amounts to the amounts, percentages or numbers included in the Company’s unaudited condensed consolidated financial statements included in the registration statement, for the periods indicated, and found them to be in agreement.

C	Compared the rupee amounts, number of shares, percentages, or per share amounts to the amounts, percentages or numbers included in the Company’s audited consolidated financial statements not included in the registration statement, for the periods indicated, and found them to be in agreement.

D	Compared the rupee amounts, number of shares, percentages, or per share amounts with a schedule or report prepared by the Company and found them to be in agreement. Officials of the Company having responsibility for accounting and financial reporting matters have advised us that the information on the schedule was derived from the regularly maintained accounting records of the Company and its subsidiaries. We also proved the arithmetical accuracy of the schedule or report. However, we make no representation to the appropriateness of such calculation for your purposes.

E	Recalculated the amounts or percentages based solely upon the data contained in the same sentence, paragraph or table, as applicable, as the amount or percentage appears and noted agreement.

F	Recomputed the United States dollar amounts on the basis described in the registration statement and found them to be arithmetically correct. However, we make no comment as to the appropriateness of the exchange rate used.

G	Compared the number of options granted to the disclosed number of such options in the Company’s audited consolidated financial statements included in the Company’s Form 20-F for the year ended 31 March 2005 which is incorporated by reference in the registration statement, for the period indicated, and noted the following difference:
The number of options granted by ICICI OneSource during fiscal 2003 as disclosed in the Company’s audited consolidated financial statements was 4,250,000 as compared to the tickmarked disclosure of 3,855,000 options, which number of options agrees with an analysis prepared by the Company which represents the number of options granted net of the options forfeited during fiscal 2003.

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H	Compared the March 31, 2005 fair values of trading account equity securities, available-for-sale equity securities (including non-readily-marketable securities classified as available-for-sale) to the audited consolidated financial statements included in the Company's Form 20-F for the year ended March 31, 2005, incorporated by reference in the registration statement, and noted the following differences:

	As Per Financial Statements		As Per Page 45 of Form 20F
Fair value of equity securities:
- Trading	Rs 3.2 billion	US$ 73 million	Rs 2.8 billion	US$ 64 million
- Available for Sale	Rs 7.2 billion	US$ 165 million	Rs 8.4 billion	US$ 193 million
-Non-readily marketable available for sale	Rs 21.3 billion	US$ 488 million	Rs 33.3 billion	US$ 763 million

Government of India Securities (included in available for Sale securities)	Rs 333.9 billion	US$ 7.7 billion	Rs 334.9 billion	US$ 7.7 billion

With respect to the above procedures, the compared numbers, rupee and dollar amounts, or percentages when rounded or qualified by the word “approximately” were noted to be in agreement when the rounding was within one decimal point (for percentages, and rupee and dollar amounts expressed in billions), to a whole number (for rupee and dollar amounts expressed in millions) and within tens (for number of employees). However, we make no representations as to whether this method of rounding is appropriate for your purposes.

8.	Our audits of the financial statements for the periods referred to in the introductory paragraph of this letter comprised audit tests and procedures deemed necessary for the purpose of expressing an opinion on such financial statements taken as a whole. For none of the periods referred to therein, nor any other period, did we perform audit tests for the purpose of expressing an opinion on individual balances of accounts or summaries of selected transactions such as those enumerated above, and accordingly, we express no opinion thereon.

9.	It should be understood that we make no representations regarding questions of legal interpretation or regarding the sufficiency for your purposes of the procedures enumerated in the paragraph 7; also, such procedures would not necessarily reveal any material misstatement of the amounts or percentages listed identified in paragraph 7 above. Further, we have addressed ourselves solely to the foregoing data as set forth in the registration statement and make no representations regarding the adequacy of disclosures or regarding whether any material facts have been omitted.

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10.	This letter is solely for the information of the addressees and to assist the underwriters in conducting and documenting their investigation of the affairs of the Company in connection with the due diligence review process that the underwriters are performing in connection with the offering of the securities covered by the registration statement, and it is not to be used, circulated, quoted, or otherwise referred to within or without the underwriting group for any other purpose, including but not limited to the registration, purchase, or sale of securities, nor is it to be filed with or referred to in whole or in part in the registration statement or any other document, except that reference may be made to it in the underwriting agreement or in any list of closing documents pertaining to the offering of the securities covered by the registration statement.

Very truly yours,

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